Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1, dated November 21, 2017 and Amendment No. 2 dated December 16, 2017.

The following is a joint press release issued by Amneal and Impax on December 18, 2017.

FOR IMMEDIATE RELEASE

CONTACTS:

Amneal
Apurva Saraf
(908) 947-3740

Impax
Mark Donohue
(215) 558-4526

Robert Stewart to Join Amneal Pharmaceuticals as President

BRIDGEWATER, NJ, December 18, 2017 – Amneal Pharmaceuticals LLC and Impax Laboratories, Inc. (NASDAQ: IPXL), today announced that Robert Stewart, 50, will join Amneal as President, effective January 25, 2018. Mr. Stewart most recently served as Chief Operating Officer of Allergan plc. Following the successful completion of the pending combination of Amneal and Impax, Mr. Stewart will become President and Chief Executive Officer of the combined company, to be named Amneal Pharmaceuticals, Inc., and will become a member of the Board of Directors. Following the close and Mr. Stewart’s appointment as President and CEO, Paul Bisaro, President and CEO of Impax, will become Executive Chairman. Amneal’s Co-CEOs and Co-Founders, Chirag and Chintu Patel will serve as Co-Chairmen of the combined company’s Board of Directors.

“We are excited that Rob will be joining Amneal. He is a great leader to inspire our team as we prepare for the expected combination with Impax and next phase of our growth in becoming a leading, affordable, healthcare company” said Chirag Patel. Chintu Patel continued “Rob is a highly respected leader with a wealth of pharmaceutical expertise which will further enhance our team of world-class leaders focused on creating value for patients, customers, employees and shareholders.”

Mr. Stewart will work closely with Amneal’s current Co-CEOs in leading Amneal’s current business and will play a key role in guiding the pre-integration planning work for the announced combination with Impax, which is currently expected to occur in the first half of 2018.

“Rob is the right executive to lead the combined company,” said Paul Bisaro, President and CEO of Impax. “He brings an ideal mix of strong operating leadership, deep experience in both the brand and generics sectors, and a proven track record of driving success and capturing synergies through numerous complex integrations. I look forward to working closely with Rob again and providing my full support to the integration effort as well as continuing to focus on creative long-term growth strategies.”

Mr. Stewart commented, “I am honored and excited to work with the Amneal and Impax teams. The combination creates a dynamic leader in generics and specialty pharmaceuticals, with a deep and rich pipeline of products and integrated global manufacturing platform for strong continued profitable growth. I look forward to leading the teams and helping the organization achieve its long-term goals.”

Mr. Stewart has 22 years of experience in global brand and generic pharmaceutical leadership, with expertise in all aspects of operations and integration. Prior to Mr. Stewart’s appointment as Chief Operating Officer of Allergan in May 2016, he served as President, Generics and Global Operations from March 2015 to May 2016; Chief Operating Officer from July 2014 to March 2015; and President, Global Operations, from August 2010 to July 2014. He joined Allergan (then Watson) in November 2009 as Senior Vice President, Global Operations. Before joining Watson, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 1995 until 2009, and Hoffman La-Roche Inc. Mr. Stewart has been a board member of the National Association of Manufacturers (NAM) since September 2016, and a member of the Fairleigh Dickinson University Board of Trustees since June 2017. He earned his Bachelor's degree in Business Management and Finance from Fairleigh Dickinson University.

About Amneal
Amneal Pharmaceuticals LLC, a privately-held company headquartered in Bridgewater, New Jersey, is one of the largest and fastest growing generic pharmaceutical manufacturers in the United States. Founded in 2002, Amneal now has more than 5,000 employees in its operations in North America, Asia, and Europe, working together to bring high-quality, affordable medicines to patients worldwide. Amneal has significantly expanded its portfolio of generic products to include complex dosage forms in a broad range of therapeutic areas. For more information, visit www.amneal.com.

About Impax
Impax Laboratories, Inc. is a specialty pharmaceutical company applying its formulation expertise and drug delivery technology to the development of controlled-release and specialty generics in addition to the development of central nervous system disorder branded products. Impax markets its generic products through its Impax Generics division and markets its branded products through the Impax Specialty Pharma division. Additionally, where strategically appropriate, Impax develops marketing partnerships to fully leverage its technology platform and pursues partnership opportunities that offer alternative dosage form technologies, such as injectables, nasal sprays, inhalers, patches, creams, and ointments. For more information, please visit Impax’s web site at: www.impaxlabs.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation as amended by Amendment No. 1, dated November 21, 2017 and Amendment No. 2 dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S-4, containing a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017. A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declare effective by the SEC.. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco has filed or may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed and to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
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